                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 Schedule 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 2)*

                               KEMET Corporation
--------------------------------------------------------------------------------
                               (Name of Issuer)

                    Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   488360108
                 --------------------------------------------
                                (CUSIP Number)


Paul C. Schorr IV                      Copy to:
Citicorp Venture Capital, Ltd.         H. Kurt von Moltke
399 Park Avenue                        Kirkland & Ellis
New York, New York 10043               200 East Randolph Drive
(212) 559-0965                         Chicago, Illinois 60601
                                       (312) 861-2295
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                               January 12, 2000
--------------------------------------------------------------------------------
                     (Date of Event which Requires Filing
                              of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of (S)(S)240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S)240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------                                 ----------------------
  CUSIP No. 488360108                13D                  Page 2 of 32 Pages
-----------------------                                 ----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      Citicorp Venture Capital, Ltd.

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 13-2598089
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC, OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      New York
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            3,213,910 (See Item 5)

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             3,213,910 (See Item 5)

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      3,213,910 (See Item 5)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      7.6% (See Item 5)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                 ----------------------
  CUSIP No. 488360108                13D                  Page 3 of 32 Pages
-----------------------                                 ----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      Citibank, N.A.

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 13-52266470
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      00
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          3,213,910 (See Item 5)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          3,213,910 (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      3,213,910 (See Item 5)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      7.6% (See Item 5)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      BK
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                 ----------------------
  CUSIP No. 488360108                13D                  Page 4 of 32 Pages
-----------------------                                 ----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      Citicorp

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 06-1515595
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          3,213,910 (See Item 5)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          3,213,910 (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      3,213,910 (See Item 5)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      7.6% (See Item 5)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      HC
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                 ----------------------
  CUSIP No. 488360108                13D                  Page 5 of 32 Pages
-----------------------                                 ----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      Citigroup Holdings Company

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 06-1551348
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          3,213,910 (See Item 5)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          3,213,910 (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      3,213,910 (See Item 5)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      7.6% (See Item 5)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      HC
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                 ----------------------
  CUSIP No. 488360108                13D                  Page 6 of 32 Pages
-----------------------                                 ----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      Citigroup Inc.

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 52-1568099
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          3,636,045 (See Item 5)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          3,636,045 (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      3,636,045 (See Item 5)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      8.6%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      HC
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                 ----------------------
  CUSIP No. 488360108                13D                  Page 7 of 32 Pages
-----------------------                                 ----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      Citigroup Foundation

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 13-3781879
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      0

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0.0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

          This Amendment No. 2 to Schedule 13 (this "Amendment") amends and restates the Schedule 13, dated October 28, 1992 (the "Schedule 13D"), filed by Citicorp Venture Capital, Ltd., Citibank, N.A. and Citicorp, as amended by Amendment No. 1 thereto dated June 29, 1995.

Item 1.   Security and Issuer

          This Amendment relates to shares of Common Stock, par value $.01 per share (the "Common Stock"), of KEMET Corporation, a Delaware corporation (the "Company").

          The address of the Company's principal executive offices is 2835 KEMET Way, Simpsonville, South Carolina 29681.

Item 2.   Identity and Background

          (a) - (c) This Amendment is being jointly filed by each of the following persons pursuant to Rule 13d-(1)(f) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the "Act"): (i) Citicorp Venture Capital, Ltd. ("CVC"), (ii) Citibank, N.A. ("Citibank"), (iii) Citicorp, (iv) Citigroup Holdings Company ("Citigroup Holdings"), (v) Citigroup Inc. ("Citigroup") and (vi) Citigroup Foundation ("Foundation") (collectively, the "Reporting Persons," and each a "Reporting Person").

          CVC is a New York corporation. The address of its principal business office is 399 Park Avenue, New York, New York 10043. CVC is principally engaged in the business of venture capital investment.

          Citibank is a national banking association and is the sole stockholder of CVC. The address of its principal business office is 399 Park Avenue, New York, New York 10043. Citibank is a member of the Federal Reserve System and the Federal Deposit Insurance Corp.

          Citicorp is a Delaware corporation and is the sole stockholder of Citibank. Citicorp is a U.S. bank holding company. The address of its principal business office is 399 Park Avenue, New York, New York 10043.

          Citigroup Holdings is a Delaware corporation and is the sole stockholder of Citicorp. Citigroup Holdings is a holding company. The address of its principal business office is One Rodney Square, Wilmington, Delaware 19899.

          Citigroup is a Delaware corporation and is the sole stockholder of Citigroup Holdings. The address of its principal business office is 153 East 53rd Street, New York, New York 10022. Citigroup is a diversified holding company whose businesses provide a broad range of financial services to consumer and corporate customers around the world. Citigroup's activities are conducted through its Global Consumer Bank, Global Corporate Bank, Asset Management and Investment Activities segments.

          Foundation is a Delaware not-for-profit corporation. The address of its principal business office is 153 East 53rd Street, 3/rd/ Floor, New York, New York 10043. Foundation is a private charitable foundation.

          The following information with respect to each executive officer and director of each Reporting Person is set forth in Schedules A through F hereto:
(i) name, (ii) business address, (iii) present principal occupation or employment and the name of any corporation or other organization in which such employment is conducted, together with the principal business and address of any such corporation or organization other than the Reporting Persons for which such information is set forth above.

          (d) - (f) During the last five years, none of the Reporting Persons or, to the best of the knowledge of the Reporting Persons, any of the persons listed on Schedules A through F hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws. The citizenship of each of the individuals identified pursuant to paragraphs (a) through (c) is identified on Schedules A through F hereto.

          A joint filing agreement of the Reporting Persons is attached hereto as Exhibit H.

          Foundation expressly disclaims that it has agreed to act as a "group" with any other Reporting Person for purposes of Section 13(d)(3) of the Act.

Item 3.   Source And Amount of Funds or Other Consideration

          On December 21, 1990, CVC acquired 3,516,081 shares of Common Stock at a price of $.95 per share, for a total purchase price of $3,348,649. The source of such funds was internal capital.

          On December 31, 1991, CVC acquired 42,568 shares of Common Stock in return for the cancellation of the Company's obligation to reimburse CVC for certain expenses which CVC incurred in connection with its initial acquisition of Common Stock on December 21, 1990 and which the Company had agreed to reimburse. Pursuant to an agreement entered into by CVC and the Company at the time of such initial acquisition, CVC's price for such Common Stock was deemed to be $.95 per share.

          On June 15, 1992, CVC exchanged 853,133 shares of Common Stock for 853,133 shares of the Company's Non-Voting Common Stock, par value $.01 per share (the "Non-Voting Common Stock"). The Common Stock and the Non-Voting Common Stock are identical in all respects except that the Non-Voting Common Stock is not entitled to vote. Non-Voting Common Stock is convertible on a share-for-share basis into Common Stock. On October 28, 1992, CVC exchanged an additional 396,867 shares of Common Stock for 396,867 shares of Non-Voting Common Stock.

          On October 28, 1992, pursuant to the terms of a Recapitalization Agreement, dated as of June 15, 1992, by and among the Company, CVC and certain other holders of the Company's securities (the "Recapitalization Agreement"), CVC exchanged $11,650,000 aggregate principal amount of the Company's 11.515% Senior Promissory Notes due June 21, 2001 (the "Senior Notes"), together with all accrued and unpaid interest thereon, $5,651,351 aggregate principal amount of the Company's 13% Junior Promissory Notes due June 21, 2001 (the "Junior Notes"), together with all accrued and unpaid interest thereon, and 2,094.59 shares of the Company's 12% Cumulative Preferred Stock, par value $1.00 per share (the "Preferred Stock"), together with all accrued and unpaid dividends thereon, for an aggregate of 2,155,259 shares of Non-Voting Common Stock. Pursuant to the Recapitalization Agreement, the Company's Senior Notes and Junior Notes were exchanged for a number of shares of Common Stock or, at the option of the holders thereof, Non-Voting Common Stock, equal to the quotient determined by dividing the principal amount of the Senior Notes and Junior Notes to be exchanged, together with all accrued and unpaid interest thereon, by $10.00, and the Company's Preferred Stock was exchanged for a number of shares of Common Stock or, at the option of the holders thereof, Non-Voting Common Stock, equal to the quotient determined by dividing the liquidation preference of the Preferred Stock to be exchanged, together with all accrued and unpaid dividends thereon, by $10.00. A copy of the Recapitalization Agreement was filed by the Company with the Securities and Exchange Commission on August 27, 1992 as an exhibit to Amendment No. 3 to the Company's Registration Statement on Form S-1 (Registration No. 33-48056).

          On June 29, 1995, CVC entered into a U.S. Purchase Agreement and an International Purchase Agreement (collectively, the "1995 Purchase Agreements") with certain underwriters pursuant to which CVC agreed to sell 2,856,954 shares of Common Stock beneficially owned by CVC, all of which were shares of Non-Voting Common Stock to be converted into shares of Common Stock prior to the offering of such shares for sale. Pursuant to the 1995 Purchase Agreements, 2,500,000 of such shares were sold by CVC on July 6, 1995, and 356,954 of such shares were sold by CVC on July 11, 1995. Copies of the 1995 Purchase Agreements were filed by the Company with the Securities and Exchange Commission on June 26, 1995 as exhibits to Amendment No. 1 to the Company's Registration Statement on Form S-3 (Registration No. 33-93092).

          On September 21, 1995, the Company effected a 2-for-1 split of the Common Stock and Non-Voting Common Stock.

          On January 12, 2000, CVC exchanged 1,096,610 shares of Non-Voting Common Stock for 1,096,610 shares of Common Stock and transferred 2,500,000 shares of Common Stock to Foundation by gift. On January 13, 2000, Foundation entered into a Purchase Agreement (the "2000 Purchase Agreement") with the Company and certain underwriters pursuant to which Foundation agreed to sell 2,500,000 shares of Common Stock beneficially owned by Foundation. Pursuant to the 2000 Purchase Agreement, such 2,500,000 shares were sold by Foundation on January 20, 2000. A copy of the 2000 Purchase Agreement was filed by the Company with the Securities and Exchange Commission as an exhibit to Amendment No. 2 to Registration Statement on Form S-3 (Registration No. 333-92963).

Item 4.   Purpose of Transaction

          CVC acquired the Common Stock and Non-Voting Common Stock for investment purposes. As of the date of this Amendment, CVC is the beneficial owner of 3,213,910 shares of Common Stock (see Item 5). Depending on market conditions and other factors (including evaluation of the Company's businesses and prospects, availability of funds, alternative uses of funds and general economic conditions), CVC may from time to time purchase additional securities of the Company or dispose of all or a portion of its investment in the Company.

          The Company, CVC and certain other stockholders of the Company were parties to a Voting Agreement, dated as of June 15, 1992 and amended as of September 29, 1992 (the "Voting Agreement"), which provided, among other things, for the nomination of and voting for up to seven directors to the Company's Board of Directors (the "Board"). The Voting Agreement terminated as a result of the transfer of 2,500,000 shares of Common Stock by gift to the Foundation on January 12, 2000 and the subsequent sale by the Foundation of those 2,500,000 shares to certain underwriters pursuant to the 2000 Purchase Agreement. A copy of the Voting Agreement was filed by the Company with the Securities and Exchange Commission on August 27, 1992 as an exhibit to Amendment No. 3 to the Company's Registration Statement on Form S-1 (Registration No. 33-48056). A copy of Amendment No. 1 to the Voting Agreement was filed by the Company with the Securities and Exchange Commission on October 13, 1992 as an exhibit to Amendment No. 5 to the Company's Registration Statement on Form S-1 (Registration No. 33-48056).

          Pursuant to a Registration Agreement, dated as of December 21, 1990, by and among the Company, CVC and certain other stockholders of the Company (the "Registration Agreement"), CVC and certain other stockholders of the Company were granted certain registration rights with respect to their shares of Common Stock and Non-Voting Common Stock. A copy of the Registration Agreement was filed by the Company with the Securities and Exchange Commission on May 21, 1992 as an exhibit to the Company's Registration Statement on Form S-1 (Registration No. 33-48056).

          On January 12, 2000, CVC transferred 2,500,000 shares of Common Stock to Foundation by gift. On January 13, 2000, Foundation entered into the 2000 Purchase Agreement with the Company and certain underwriters pursuant to which Foundation agreed to sell the 2,500,000 shares of Common Stock beneficially owned by Foundation. Pursuant to the 2000 Purchase Agreement, such 2,500,000 shares were sold by Foundation on January 20, 2000.

          Pursuant to the 2000 Purchase Agreement, the Company and its directors, executive officers and certain stockholders (including CVC) agreed that, subject to certain exceptions, they will not, directly or indirectly, sell, offer to sell, grant any option for the sale of, or otherwise dispose of any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock, or warrants to purchase such Common Stock owned by the Company or with respect to which the Company has the power of disposition, for a period of 90 days from the date of the 2000 Purchase Agreement. A detailed description of the restrictions on transfer referenced above is included in the 2000 Purchase Agreement.

          Except as described in this Item 4, none of the Reporting Persons nor, to the best knowledge of such persons, any of the persons named in Schedules A through F to this Statement, has formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) any changes in the Company's charter or by-laws or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange;
(i) causing a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to those enumerated above.

Item 5.   Interest in Securities of the Issuer

          (a)-(b) CVC beneficially owns 3,213,910 shares of Common Stock as to which CVC has the sole power to vote and the sole power to dispose, representing approximately 7.6% of the Company's Common Stock.

          Each of Citibank, Citicorp and Citigroup Holdings, exclusively through their holding company structure, also beneficially owns the same 3,213,910 shares of Common Stock held by CVC. The aggregate number of shares held through the holding company structure represents approximately 7.6% of the outstanding shares of the Company's Common Stock, as to which each of Citibank, Citicorp and Citigroup Holdings has shared power to vote and shared power to dispose.

          Citigroup, through its direct and indirect subsidiaries, beneficially owns 3,636,045 shares of Common Stock (as of January 12, 2000). The aggregate number of shares held through Citigroup's direct and indirect subsidiaries represents approximately 8.6% of the outstanding shares of the Company's Common Stock, as to which Citigroup has shared power to vote and shared power to dispose.

          Foundation beneficially owns no shares of the Company's Common Stock.

          Except as expressly set forth in this Item 5, (i) none of the Reporting Persons beneficially owns any shares of capital stock of the Company and (ii) the filing of this Amendment by CVC, Citibank, Citicorp, Citigroup Holdings, Citigroup and Foundation shall not be construed as an admission that either CVC, Citibank, Citicorp, Citigroup Holdings, Citigroup or Foundation is, for the purpose of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Amendment.

          The percentages calculated in this Item 5 are based upon 42,465,742 shares of Common Stock outstanding as of November 30, 1999 (as adjusted for the issuance by the Company of 3,250,000 shares of Common Stock on January 13,
2000), as disclosed in the Company's Prospectus dated January 13, 2000.

          (c) Except for (i) the exchange by CVC on January 12, 2000 of 1,096,610 shares of Non-Voting Common Stock for 1,096,610 shares of Common Stock, (ii) the transfer by CVC on January 12, 2000 of 2,500,000 shares of Common Stock to Foundation by gift and (iii) the consummation of the transactions contemplated by the 2000 Purchase Agreement as described in Item 3, pursuant to which Foundation sold such 2,500,000 shares of Common Stock at a price of $46.00 per share, neither the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons named in Schedules A through F hereto, has effected a transaction in shares of Common Stock during the past 60 days.

          (d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock covered hereby, except with respect to the additional 422,135 shares of Common Stock beneficially owned by Citigroup (as of January 12, 2000) through direct and indirect subsidiaries of Citigroup (other than CVC, Citibank, Citicorp and Citigroup Holdings).

          (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings and Relationships With Respect to Securities of the Issuer

          Except as set forth in Items 3, 4 and 5, to the best knowledge of the Reporting Persons, no contracts, arrangements, understandings or relationships (legal or otherwise) exist among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.   Material to be Filed as Exhibits


          Exhibit A - Recapitalization Agreement, dated as of June 15, 1992, by and among KEMET Corporation and the Persons listed on the Schedule of Existing Security Holders attached thereto (incorporated as an exhibit hereto by reference to Exhibit
                      10.8 to Amendment No. 3 to the Registration Statement on Form S-1 filed by KEMET Corporation with the Securities and Exchange Commission on August 27, 1992 (Registration No. 33-48056)).

          Exhibit B - U.S. Purchase Agreement, dated as of June 29, 1995, by and among KEMET Corporation, Citicorp Venture Capital, Ltd., Merrill Lynch & Co., and the other parties listed on the signature pages thereto (incorporated as an exhibit hereto by reference to Exhibit 1.1 to Amendment No. 1 to Registration Statement on Form S-3 filed by KEMET Corporation with the Securities and Exchange Commission on June 26, 1995 (Registration No. 33-93092)).

          Exhibit C - International Purchase Agreement, dated as of June 29,
                      1995, by and among KEMET Corporation, Citicorp Venture Capital, Ltd., Merrill Lynch & Co., and the other parties listed on the signature pages thereto (incorporated as an exhibit hereto by reference to Exhibit 1.2 to Amendment No. 1 to Registration Statement on Form S-3 filed by KEMET Corporation with the Securities and Exchange Commission on June 26, 1995 (Registration No. 33-93092)).

          Exhibit D - Purchase Agreement, dated as of January 13, 2000, by and among KEMET Corporation, Citigroup Foundation, Merrill Lynch & Co., and the other parties listed on the signature pages thereto (incorporated as an exhibit hereto by reference to Exhibit 1.1 to Amendment No. 2 to Registration Statement on Form S-3 filed by KEMET Corporation with the Securities and Exchange Commission on January 11, 2000 (Registration No. 333-92963)).

          Exhibit E - Voting Agreement, dated as of June 15, 1992, by and among
                      KEMET Corporation, each of the investors listed on the Schedule of Investors attached thereto and each of the executives listed on the Schedule of Executives attached thereto (incorporated as an exhibit hereto by reference
                      Exhibit 10.9 to Amendment No. 3 to the Registration Statement on Form S-1 filed by KEMET Corporation with the Securities and Exchange Commission on August 27, 1992 (Registration No. 33-48056)).

          Exhibit F - Amendment No. 1 to Voting Agreement, dated as of September
                      29, 1992, by and among KEMET Corporation, each of the investors listed on the Schedule of Investors attached thereto (incorporated as an exhibit hereto by reference to Exhibit 10.9.1 to Amendment No. 5 to the Registration Statement on Form S-1 filed by KEMET Corporation with the Securities and Exchange Commission on October 13, 1992 (Registration No. 33-48056)).

          Exhibit G - Registration Agreement, dated as of December 21, 1990, by and among KEMET Corporation, each of the investors listed on the Schedule of Investors attached thereto and each of the executives listed on the Schedule of Executives attached thereto (incorporated as an exhibit hereto by reference to Exhibit 10.3 to the Registration Statement on Form S-1 filed by KEMET Corporation with the Securities and Exchange Commission on May 21, 1992 (Registration No. 33-48056)).

          Exhibit H - Joint Filing Agreement, dated as of January 26, 2000, by and among Citicorp Venture Capital, Ltd., Citibank, N.A., Citicorp, Citigroup Holdings Company, Citigroup, Inc. and Citigroup Foundation.

                                   Signatures

       After reasonable inquiry and to the best of their knowledge and belief, the undersigned, as to themselves only, certify that the information set forth in this statement is true, complete and correct.

Dated:    January 26, 2000

                         CITICORP VENTURE CAPITAL, LTD.

                         By: /s/ William T. Comfort
                            --------------------------
                            Name:  William T. Comfort
                            Title: Chairman & Director

                         CITIBANK, N.A.

                         By: /s/ Kenneth Cohen
                            --------------------------
                            Name: Kenneth Cohen
                            Title: Assistant Secretary

                         CITICORP

                         By: /s/ Kenneth Cohen
                            --------------------------
                            Name: Kenneth Cohen
                            Title: Assistant Secretary

                         CITIGROUP HOLDINGS COMPANY

                         By: /s/ Kenneth Cohen
                            --------------------------
                            Name: Kenneth Cohen
                            Title: Assistant Secretary

                         CITIGROUP, INC.

                         By: /s/ Joan Caridi
                            --------------------------
                            Name: Joan Caridi
                            Title: Assistant Secretary

                         CITIGROUP FOUNDATION


                         By: /s/ Alan Okada
                            --------------------------
                            Name: Alan Okada
                            Title: Treasurer

                                   SCHEDULE A

                      EXECUTIVE OFFICERS AND DIRECTORS OF
                         CITICORP VENTURE CAPITAL, LTD.

     Unless otherwise indicated, each individual is a United States citizen. If no address is given, the director's or executive officer's business address is 399 Park Avenue, New York, New York 10043. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to such individual's position with Citicorp Venture Capital, Ltd.

 Name, Title and Citizenship     Principal Occupation and Business Address
-----------------------------   -------------------------------------------
William T. Comfort              Chairman and Director
Director

Ann M. Goodbody                 Director
Director

Thomas E. Jones                 Director
Director

Marc Weill                      Director
Director

Michael T. Bradley              Vice President
Executive Officer

Richard M. Castin               President
Executive Officer

Lauren M. Connelly              Vice President and Secretary
Executive Officer

Charles E. Corpening            Vice President
Executive Officer

Michael A. Delaney              Vice President
Executive Officer

Ian D. Highet                   Vice President
Executive Officer

David Y. Howe                   Vice President
Executive Officer

Byron L. Knief                  Senior Vice President
Executive Officer

 Name, Title and Citizenship    Principal Occupation and Business Address
-----------------------------  -------------------------------------------
Richard E. Mayberry            Vice President
Executive Officer

Thomas F. McWilliams           Vice President
Executive Officer

M. Saleem Muqaddam             Vice President
Executive Officer

Thomas H. Sanders              Vice President
Executive Officer

Paul C. Schorr IV              Vice President
Executive Officer

Helene B. Shavin               Vice President and Assistant Secretary
Executive Officer

Joseph M. Silvestri            Vice President
Executive Officer

David F. Thomas                Vice President
Executive Officer

James A. Urry                  Vice President
Executive Officer

John D. Weber                  Vice President
Executive Officer

                                   SCHEDULE B

                      EXECUTIVE OFFICERS AND DIRECTORS OF
                                 CITIBANK, N.A.


 Name, Title and Citizenship       Principal Occupation and Business Address
-----------------------------     -------------------------------------------
Paul J. Collins                   Vice Chairman
Director                          Citigroup Inc.
United States                     153 East 53/rd/ St., 4/th/ fl
                                  New York, NY 10043

Robert I. Lipp                    Chairman & CEO
Director                          Global Consumer Business
United States                     Citigroup Inc.
                                  153 East 53/rd/ St., 4/th/ fl
                                  New York, NY 10043

Victor J. Menezes                 Co-Chief Executive Officer
Director and Executive Officer    Global Corporate and Investment Bank
India                             Citigroup Inc.
                                  399 Park Avenue, 2/nd/ fl
                                  New York, NY 10043

John S. Reed                      Chairman and Co-Chief Executive Officer
Director and Executive Officer    Citigroup Inc.
United States                     153 East 53/rd/ St., 4/th/ fl
                                  New York, NY 10043

William R. Rhodes                 Vice Chairman
Director and Executive Officer    Citigroup Inc.
United States                     399 Park Avenue, 2/nd/ fl
                                  New York, NY 10043

H. Onno Ruding                    Vice Chairman
Director and Executive Officer    Citicorp/Citibank, N.A.
Netherlands                       399 Park Avenue, 2/nd/ fl
                                  New York, NY 10043

Edward D. Horowitz                Corporate Executive Vice President
Executive Officer                 Citicorp/Citibank, N.A.
United States                     153 East 53/rd/ Street, 4/th/ fl
                                  New York, NY 10043

 Name, Title and Citizenship       Principal Occupation and Business Address
-----------------------------     -------------------------------------------
Michael A. Ross                   Senior Vice President and General Counsel
Executive Officer                 Citicorp/Citibank, N.A.
United States                     153 East 53/rd/ Street, 3/rd/ fl
                                  New York, NY 10043

                                   SCHEDULE C

                      EXECUTIVE OFFICERS AND DIRECTORS OF
                                    CITICORP


 Name, Title and Citizenship       Principal Occupation and Business Address
-----------------------------     -------------------------------------------
Paul J. Collins                   Vice Chairman
Director                          Citigroup Inc.
United States                     153 East 53/rd/ St., 4/th/ fl
                                  New York, NY 10043

Robert I. Lipp                    Chairman & CEO
Director                          Global Consumer Business
United States                     Citigroup Inc.
                                  153 East 53/rd/ St., 4/th/ fl
                                  New York, NY 10043

Victor J. Menezes                 Co-Chief Executive Officer
Director and Executive Officer    Global Corporate and Investment Bank
India                             Citigroup Inc.
                                  399 Park Avenue, 2/nd/ fl
                                  New York, NY 10043

John S. Reed                      Chairman and Co-Chief Executive Officer
Director and Executive Officer    Citigroup Inc.
United States                     153 East 53/rd/ St., 4/th/ fl
                                  New York, NY 10043

William R. Rhodes                 Vice Chairman
Director and Executive Officer    Citigroup Inc.
United States                     399 Park Avenue, 2/nd/ fl
                                  New York, NY 10043

H. Onno Ruding                    Vice Chairman
Director and Executive Officer    Citicorp/Citibank, N.A.
Netherlands                       399 Park Avenue, 2/nd/ fl
                                  New York, NY 10043

Edward D. Horowitz                Corporate Executive Vice President
Executive Officer                 Citicorp/Citibank, N.A.
United States                     153 East 53/rd/ St., 4/th/ fl
                                  New York, NY 10043

 Name, Title and Citizenship       Principal Occupation and Business Address
-----------------------------     -------------------------------------------
Michael A. Ross                   Senior Vice President and General Counsel
Executive Officer                 Citicorp/Citibank, N.A.
United States                     153 East 53/rd/ St., 3/rd/ fl
                                  New York, NY 10043

                                   SCHEDULE D

                      EXECUTIVE OFFICERS AND DIRECTORS OF
                           CITIGROUP HOLDINGS COMPANY


 Name, Title and Citizenship       Principal Occupation and Business Address
-----------------------------     -------------------------------------------
Paul J. Collins                   Vice Chairman
Director                          Citigroup Inc.
United States                     153 East 53rd St., 4th Fl
                                  New York, NY 10043

Robert I. Lipp                    Chairman & CEO
Director                          Global Consumer Business
United States                     Citigroup Inc.
                                  153 East 53rd St., 4th Fl
                                  New York, NY 10043

Victor J. Menezes                 Co-Chief Executive Officer
Director                          Global Corporate and Investment Bank
India                             Citigroup Inc.
                                  399 Park Avenue, 2nd Fl
                                  New York, NY 10043

John S. Reed                      Chairman and Co-Chief Executive Officer
Director and Executive Officer    Citigroup Inc.
United States                     153 East 53rd St., 4th Fl
                                  New York, NY 10043

William R. Rhodes                 Vice Chairman
Director                          Citigroup Inc.
United States                     399 Park Avenue, 2nd Fl
                                  New York, NY 10043

H. Onno Ruding                    Vice Chairman
Director                          Citicorp/Citibank, N.A.
Netherlands                       399 Park Avenue, 2nd Fl
                                  New York, NY 10043

Sanford I. Weill                  Chairman and Co-Chief Executive Officer
Director and Executive Officer    Citigroup Inc.
United States                     153 East 53rd St., 4th Fl
                                  New York, NY 10043

 Name, Title and Citizenship       Principal Occupation and Business Address
-----------------------------     -------------------------------------------
Heidi G. Miller                   Chief Financial Officer
Executive Officer                 Citigroup Inc.
United States                     153 East 53rd St., 4th Fl
                                  New York, NY 10043

                                   SCHEDULE E

                      EXECUTIVE OFFICERS AND DIRECTORS OF
                                 CITIGROUP INC.


 Name, Title and Citizenship       Principal Occupation and Business Address
-----------------------------     -------------------------------------------
C. Michael Armstrong              Chairman & Chief Executive Officer
Director                          AT&T Corporation
United States                     295 North Maple Avenue, Room 4353L
                                  Basking Ridge, NJ 07920

Alain J.P. Belda                  President & Chief Executive Officer
Director                          Alcoa Inc.
Brazil                            201 Isabella Street, Floor 6J12
                                  Pittsburgh, PA 15212-5858

Kenneth J. Bialkin                Partner
Director                          Skadden, Arps, Slate, Meagher & Flom
United States                     919 Third Avenue
                                  New York, NY 10022

Kenneth T. Derr                   Chairman & Chief Executive Officer
Director                          Chevron Corporation
United States                     575 Market Street, 40th Fl
                                  San Francisco, CA 94105

John M. Deutch                    Institute Professor
Director                          Massachusetts Institute of Technology
United States                     77 Massachusetts Avenue, Room 6-208
                                  Cambridge, MA 02139

The Honorable Gerald R. Ford      Former President of the United States
Honorary Director                 40365 Sand Dune Road
United States                     Rancho Mirage, CA 92270

Ann Dibble Jordan                 Consultant
Director                          2940 Benton Place, N.W.
United States                     Washington, D.C. 20008-2718

Rueben Mark                       Chairman and Chief Executive Officer
Director                          Colgate-Pamolive Company
United States                     300 Park Avenue
                                  New York, NY 10022-7499

 Name, Title and Citizenship       Principal Occupation and Business Address
----------------------------      -------------------------------------------
Michael T. Masin                  Vice Chairman and President - International
Director                          GTE Corporation
United States                     1255 Corporate Drive
                                  Mail Code SVC06C30
                                  Irving, TX 75038

Dudley C. Mecum                   Managing Director
Director                          Capricon Management
United States                     30 East Elm Street
                                  Greenwich, CT 06830

Richard D. Parsons                President
Director                          Time Warner Inc.
United States                     75 Rockefeller Plaza, 29th Fl
                                  New York, NY 10019

Andrall E. Pearson                Chairman & Chief Executive Officer
Director                          TRICON Global Restaurants, Inc.
United States                     660 Steamboat Road
                                  Greenwich, CT 06830

John S. Reed                      Chairman and Co-Chief Executive Officer
Director and Executive Officer    Citigroup Inc.
United States                     153 East 53rd Street, 4th Fl
                                  New York, NY 10043

Robert E. Rubin                   Member of the Office of the Chairman
Director and Executive Officer    Citigroup Inc.
United States                     153 East 53rd Street, 4th Fl
                                  New York, NY 10043

Robert B. Shapiro                 Chairman and Chief Executive Officer
Director                          Monsanto Company
United States                     800 North Lindbergh Boulevard
                                  Mail Zone D1S
                                  St. Louis, MO 63167

Franklin A. Thomas                Former President
Director                          The Ford Foundation
United States                     595 Madison Avenue, 33rd Fl
                                  New York, NY 10022

 Name, Title and Citizenship       Principal Occupation and Business Address
-----------------------------     -------------------------------------------
Sanford I. Weill                  Chairman and Co-Chief Executive Officer
Director and Executive Officer    Citigroup Inc.
United States                     153 East 53rd Street, 4th Fl
                                  New York, NY 10043

Edgar S. Woolard, Jr.             Former Chairman & Chief Executive Officer
Director                          E.I. du Pont de Nemours & Company
United States                     1007 Market Street
                                  Wilmington, DE 19898

Arthur Zankel                     General Partner
Director                          First Manhattan Co.
United States                     437 Madison Avenue
                                  New York, NY 10022

Michael A. Carpenter              Co-Chief Executive Officer
Executive Officer                 Global Corporate and Investment Bank
United States                     Citigroup Inc.
                                  399 Park Avenue, 2nd Fl
                                  New York, NY 10043

Paul J. Collins                   Vice Chairman
Executive Officer                 Citigroup Inc.
United States                     153 East 53rd Street, 4th Fl
                                  New York, NY 10043

Michael D'Ambrose                 Senior Human Resources Officer
Executive Officer                 Citigroup Inc.
United States                     153 East 53rd Street, 4th Fl
                                  New York, NY 10043

Jay S. Fishman                    President & CEO
Executive Officer                 Travelers Property Casualty Corp.
United States                     One Tower Square, 8GS
                                  Hartford, CT 06183

Edward D. Horowitz                Citigroup Inc.
Executive Officer                 153 East 53rd Street, 4th Fl
United States                     New York, NY 10043

Thomas Wade Jones                 Co-Chairman & CEO
Executive Officer                 SSB Asset Management Group
United States                     153 East 53rd Street, 4th Fl
                                  New York, NY 10043

 Name, Title and Citizenship       Principal Occupation and Business Address
-----------------------------     -------------------------------------------
Robert I. Lipp                    Chairman & CEO
Executive Officer                 Global Consumer Business
Uited States                      Citigroup Inc.
                                  153 East 53rd Street, 4th Fl
                                  New York, NY 10043

Deryck C. Maughan                 Vice Chairman
Executive Officer                 Citigroup Inc.
United Kingdom                    153 East 53rd Street, 4th Fl
                                  New York, NY 10043

Victor J. Menezes                 Co-Chief Executive Officer
Executive Officer                 Global Corporate and Investment Bank
India                             Citigroup Inc.
                                  399 Park Avenue, 2nd Fl
                                  New York, NY 10043

Heidi G. Miller                   Chief Financial Officer
Executive Officer                 Citigroup Inc.
United States                     153 East 53rd Street, 4th Fl
                                  New York, NY 10043

Charles O. Prince, III            Co-General Counsel/Corporate Secretary
Executive Officer                 Citigroup Inc.
United States                     153 East 53rd Street, 4th Fl
                                  New York, NY 10043

William R. Rhodes                 Vice Chairman
Executive Officer                 Citigroup Inc.
United States                     399 Park Avenue, 2nd Fl
                                  New York, NY 10043

Petros Sabatacakis                Senior Risk Officer
Executive Officer                 Citigroup Inc.
United States                     153 East 53rd Street, 4th Fl
                                  New York, NY 10043

Todd S. Thomson                   Senior Vice President
Executive Officer                 Citigroup Inc.
United States                     153 East 53rd Street, 4th Fl
                                  New York, NY 10043

 Name, Title and Citizenship        Principal Occupation and Business Address
-----------------------------     --------------------------------------------
Marc P. Weill                     Head of Citigroup Investments
Executive Officer                 Citigroup Inc.
United States                     153 East 53rd Street, 4th Fl
                                  New York, NY 10043

Robert B. Willumstad              Chairman
Executive Officer                 CitiFinancial Credit Company
United States                     153 East 53rd St., 5th Fl
                                  New York, NY 10043

                                   SCHEDULE F

                      EXECUTIVE OFFICERS AND DIRECTORS OF
                              CITIGROUP FOUNDATION

 Name, Title and Citizenship          Principal Occupation and Business Address
-----------------------------        -------------------------------------------
John S. Reed                         Chairman and Co-Chief Executive Officer
Director                             Citigroup Inc.
United States                        153 East 53rd St., 4th Fl
                                     New York, NY 10043

Sanford I. Weill                     Chairman and Co-Chief Executive Officer
Director                             Citigroup Inc.
United States                        153 East 53rd St., 4th Fl
                                     New York, NY 10043

Charles O. Prince, III               General Counsel and Secretary
Director                             Citigroup Inc.
United States                        153 East 53rd St., 4th Fl
                                     New York, NY 10043

Charles V. Raymond                   Chief Executive Officer and President
Director, Chief Executive Officer    Citigroup Foundation
 and President                       153 East 53/rd/ Street, 3/rd/ Fl
United States                        New York, NY 10043

Alan Okada                           Treasurer
Treasurer                            Citigroup Foundation
United States                        153 East 53/rd/ Street, 3/rd/ Fl
                                     New York, NY 10043

Daria Sheeham                        Secretary
Secretary                            Citigroup Foundation
United States                        153 East 53/rd/ Street, 3/rd/ Fl
                                     New York, NY 10043


                                   Exhibit H

                             Joint Filing Agreement

     In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of them of a statement on Schedule 13D (including amendments thereto) with respect to the common stock, par value $.01 per share, of KEMET Corporation, and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filing. In evidence thereof, the undersigned hereby execute this Agreement this 26 day of January, 2000.

                         CITICORP VENTURE CAPITAL, LTD.

                         By:  /s/ William T. Comfort
                              --------------------------
                              Name: William T. Comfort
                              Title: Chairman & Director

                         CITIBANK, N.A.

                         By:  /s/ Kenneth Cohen
                              --------------------------
                              Name: Kenneth Cohen
                              Title: Assistant Secretary

                         CITICORP


                         By:  /s/ Kenneth Cohen
                              --------------------------
                              Name: Kenneth Cohen
                              Title: Assistant Secretary

                         CITIGROUP HOLDINGS COMPANY


                         By:  /s/ Kenneth Cohen
                              --------------------------
                              Name: Kenneth Cohen
                              Title: Assistant Secretary

                         CITIGROUP, INC.

                         By:  /s/ Joan Caridi
                              --------------------------
                              Name: Joan Caridi
                              Title: Assistant Secretary

                         CITIGROUP FOUNDATION


                         By:  /s/ Alan Okada
                              --------------------------
                              Name: Alan Okada
                              Title: Treasurer